February 4, 2019

Barry G. Steele
Chief Financial Officer
Gentherm Incorporated
21680 Haggerty Road
Northville, MI 48167

       Re: Gentherm Incorporated
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 1, 2018
           File No. 000-21810

Dear Mr. Steele:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure